UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

4FRONT VENTURES CORP.

(Name of Issuer)

CLASS A SUBORDINATE VOTING SHARES

(Title of Class of Securities)

35086B108

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of This Statement)

Check the Appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

CUSIP No. 35086B108	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Joshua N. Rosen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 23,993,800(1)(2)(3)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 23,993,800(1)(2)(3)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,993,800(1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.0%
12	TYPE OF REPORTING PERSON* IN

(1)

Joshua Rosen is the record owner of 2,556 Class B Proportionate Voting Shares of the Issuer which are exercisable for 205,280 Class A Subordinate Voting Shares of the Issuer (each Class B Proportionate Voting Share is convertible into 80 Class A Subordinate Voting Shares).

CUSIP No. 35086B108	13G	Page 3 of 6 Pages

(2)

The Rosen Family Living Trust, of which Joshua Rosen is a control person, is the record owner of 290,274 Class B Proportionate Voting Shares of the Issuer which are convertible for 23,221,920 Class A Subordinate Voting Shares of the Issuer and the record owner of 4,095 options to acquire Class B Proportionate Voting Shares of the Issuer that are exercisable within 60 days of December 31, 2019, and if the options are exercised in full for such Class B Proportionate Voting Shares of the Issuer, the Class B Proportionate Voting Shares received will be convertible for 327,600 Class A Subordinate Voting Shares of the Issuer.

(3)

KEA Private Capital, LLC, of which Joshua Rosen is a control person, is the record owner of 239,000 Class A Subordinate Voting Shares of the Issuer. Joshua Rosen disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein.

CUSIP No. 35086B108	13G	Page 4 of 6 Pages

Item 1 (a).	Name of Issuer:

4Front Ventures Corp.

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

5060 North 40th Street, Suite 120

Phoenix, AZ 85018

United States

Item 2 (a).	Name of Person Filing:

Joshua N. Rosen, The Rosen Family Living Trust, dated February 13, 2013

Item 2 (b).	Address of Principal Business Office or, if None, Residence:

5060 North 40th Street, Suite 120

Phoenix, AZ 85018

United States

Item 2 (c).	Citizenship:

United States

Item 2 (d).	Title of Class of Securities:

Class A Subordinate Voting Shares

Item 2 (e).	CUSIP Number:

35086B108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act;

(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	Employee benefit plan or endowment plan in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	Parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940:

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(j).

	☐	If this statement is filed pursuant to Rule 13d-1(c), check this box.

CUSIP No. 35086B108	13G	Page 5 of 6 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

(a)	Amount beneficially owned: 23,993,800(1)(2)(3)

(b)	Percent of class: 16.0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 23,993,800(1)(2)(3)

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 23,993,800(1)(2)(3)

(iv)	Shared power to dispose or to direct the disposition of: 0

(1)

Joshua Rosen is the record owner of 2,556 Class B Proportionate Voting Shares of the Issuer which are exercisable for 205,280 Class A Subordinate Voting Shares of the Issuer (each Class B Proportionate Voting Share is convertible into 80 Class A Subordinate Voting Shares).

(2)

The Rosen Family Living Trust, of which Joshua Rosen is a control person, is the record owner of 290,274 Class B Proportionate Voting Shares of the Issuer which are convertible for 23,221,920 Class A Subordinate Voting Shares of the Issuer and the record owner of 4,095 options to acquire Class B Proportionate Voting Shares of the Issuer that are exercisable within 60 days of December 31, 2019, and if the options are exercised in full for such Class B Proportionate Voting Shares of the Issuer, the Class B Proportionate Voting Shares received will be convertible for 327,600 Class A Subordinate Voting Shares of the Issuer.

(3)

KEA Private Capital, LLC, of which Joshua Rosen is a control person, is the record owner of 239,000 Class A Subordinate Voting Shares of the Issuer. Joshua Rosen disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein.

Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

CUSIP No. 35086B108	13G	Page 6 of 6 Pages

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2020
(Date)

By: /s/ Leigh Ann Clifford
Leigh Ann Clifford as attorney-in-fact for Joshua N. Rosen